_______                                           ________________________

FORM 4    U.S. Securities and Exchange Commission    OMB APPROVAL
________         Washington, D.C.  20549          ________________________
[ ] Check this box if no longer                   OMB Number 3235-0287
    subject to Section 16. Form                   Expires: February 1, 1994
    4 or Form 5 obligations may                   Estimated average burden
    continue. See Instruction 1(b).               hours per response... 0.5
                          _____________________

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of            2. Issuer Name and Ticker
   Reportiing Person                 or Trading Symbol

     Golsen, Barry H.                LSB Industries, Inc. (LSB)

_________________________________________________________________________
  (Last)  (First)  (Middle)       3.  IRS or Social Security
                                      No. of Reporting Person
                                             (Voluntary)
  16 South Pennsylvania
  Post Office Box 705
___________________________________          ###-##-####
         (Street

Oklahoma City, Oklahoma  73101
__________________________________________________________________________
     (City)         (State)     (Zip)

4.  Statement for Month/Year:  December, 1995

5.  If Amendment, Date of Original(Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    X Director        X 10% Owner      ____ Officer (give title below)
        ____ Other (specify below)


                    __________________________________
_________________________________________________________________________
Table I - Non-Derivative Securities Acquired, Disposed Of,
         or Beneficially Owned
_________________________________________________________________________

1. Title of     2. Transaction     3. Transaction   4.  Securities Acquired
   Security        Date (Month/          Code           (A) or Disposed of
                   Day/Year)          Instr. 8)         (D) (Instr. 3, 4, 5)
                                      Code     V        Amount   (A)   Price
                                                                 or
                                                                 (D)
  Common Stock        -                -                  -       -      -
  Common Stock        -                -                  -       -      -
  Common Stock        -                -                  -       -      -
  Common Stock      12/01/95           P               1,000      A   $3.875
  Common Stock      12/04/95           P               1,000      A   $3.875
  Common Stock      12/04/95           P               1,000      A   $3.875
  Common Stock      12/05/95           P               3,000      A   $3.875


5.  Amount of          6.  Ownership Form:     7.  Nature of
    Securities             Direct (D) or           Indirect
    Beneficially           Indirect (I)            Beneficial
    Owned at End           (Instr. 4)              Ownership
    of Month                                       (Instr. 4)
    (Instr. 3 & 4)

     244,563                   D                      -
     163,460                   I                By Trustee(2)
         533                   I                By Wife(6)
         -                     I                By SBL(1)
         -                     I                By SBL(1)
         -                     I                By SBL(1)
   1,098,299(7)                I                By SBL(1)
___________________________________________________________________________
Reminder: Report on a separate line for each                  Page 1 of 3
          class of securities beneficially                  SEC 1474 (3/91)
           owned directly or indirectly
                         (Print or Type Response)

FORM 4 (continued)Table II - Derivative Securities Acquired, Disposed of,
                           or Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________


1.  Title of  2. Conversion  3. Transaction   4. Transaction  5. Number of
    Security     or Exercise       Date             Code         Derivative
   (Instr. 3)    Price of       (Month/Day/      (Instr. 8)      Securities
                 Derivative        Year)         Code     V      Acquired (A)
                 Security                                        or Disposed
                                                                 of (D)
                                                               (Instr. 3,4,5)
                                                               (A)        (D)
Preferred "B"      (3)              -             -              -
Preferred "C"   $11.55          12/06/95          P            1,000
Preferred "C"   $11.55          12/06/95          P              500
Preferred "C"   $11.55          12/07/95          P            1,000
Preferred "C"   $11.55          12/11/95          P            1,000
Preferred "C"   $11.55          12/12/95          P            2,000
Preferred "C"   $11.55          12/13/95          P            2,000
Preferred "C"   $11.55          12/14/95          P            1,000
Preferred "C"   $11.55          12/15/95          P            2,000
Preferred "C"   $11.55          12/18/95          P            1,000
Incentive
 Stock Option   $3.44              -              -               -


6. Date Exercisable   7. Title and Amount of      8. Price of
   and Expiration        Underlying Securities       Derivative
   Date                  (Instr. 3 and 4)            Security
   (Month/Day/Year)                Amount           (Instr. 5)
   Date     Expir-                   or
   Exer-    ation                  No. of
   cisable  Date         Title     Shares

    (3)    (3)         Common    533,000               -
    (4)    (4)         Common      4,329              $31.50
    (4)    (4)         Common      2,165              $32.25
    (4)    (4)         Common      4,329              $32.25
    (4)    (4)         Common      4,329              $32.00
    (4)    (4)         Common      8,658              $32.00
    (4)    (4)         Common      8,658              $32.00
    (4)    (4)         Common      4,329              $32.00
    (4)    (4)         Common      8,658              $32.00
    (4)    (4)         Common      4,329              $32.25
    (5)   6/1/97(5)    Common      8,000                N/A(5)


9.  Number of       10.  Ownership Form      11.  Nature of Indirect
    Derivative           of Derivative            Beneficial Owner-
    Securities           Security:                ship (Instr. 4)
    Beneficially         Direct (D) or
    Owned at End         Indirect (I)
    of Month             (Instr. 4)
    (Instr. 4)

    16,000(7)              I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
    24,150                 I                 By SBL(1)

______________________

Explanation of Responses:

(1) SBL Corporation ("SBL") is wholly owned by Sylvia Golsen (40% owner), Barry Golsen (son and 20% owner), Steven Golsen (son and 20% owner), and Linda Rappaport (daughter and 20% owner).

(2) These shares are held of record by six trusts established for the benefit of the grandchildren of Jack E. Golsen and Sylvia H. Golsen. Barry H. Golsen is one of three trustees for trusts established for the benefit of each of such grandchildren.

(3) Each share of the Company's Series "B" 12% Cumulative Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(4) Each share of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 is convertible at the option of the holder into
4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(5) Incentive Stock Option ("ISO") granted by the Company to Barry H. Golsen under the Company's Incentive Stock Option Plans. Each ISO is for a term of five years from the date of grant. Each ISO vests at the end of year one through year four in the following amounts: 20%, 20%, 30% and 30%. The option is fully vested at the end of year four. An ISO for 10,000 shares of Common Stock exercisable at $3.44, with an expiration date of June 1, 1997, was granted on June 1, 1992. Mr. Golsen has previously acquired 2,000 shares of Common Stock under the ISO granted on June 1, 1992, leaving 8,000 shares remaining to be acquired under such ISO as of the close of business on October 31, 1995.

(6)  Mr. Golsen disclaims beneficial ownership of these shares.

(7) The number of shares includes, as applicable, 60,600 shares of Common Stock and 4,000 shares of Preferred "B" owned of record by Golsen Petroleum Corporation, the wholly-owned subsidiary of SBL.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

                              /s/ Barry H. Golsen        January  10, 1996
                              _______________________   ___________________
  See 18 U.S.C. 1001 and     **Signature of Reporting        Date
  15 U.S.C. 78ff(a).                 Person
                                 Barry H. Golsen


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                       Page 3 of 3
MBEN\K-M\LSB\FORMS345\EDGAR\12-95F4.BHG                SEC 1474 (3/91)